

P.O. BOX 738 - MARIETTA, OHIO - 45750
www.peoplesbancorp.com

NEWS RELEASE

FOR IMMEDIATE RELEASE

January 26, 2021

Contact: Katie Bailey
Chief Financial Officer and Treasurer
(740) 376-7138

PEOPLES BANCORP INC. ANNOUNCES 4TH QUARTER AND ANNUAL RESULTS FOR 2020

   MARIETTA, Ohio - Peoples Bancorp Inc. ("Peoples") (NASDAQ: PEBO) today announced results for the quarter and year ended December 31, 2020. Net income totaled $20.6 million for the fourth quarter of 2020, representing record quarterly results and earnings per diluted common share of $1.05. In comparison, earnings per diluted common share were $0.51 for the third quarter of 2020 and $0.72 for the fourth quarter of 2019. For the full year, net income was $34.8 million in 2020 versus $53.7 million in 2019, representing earnings per diluted common share of $1.73 and $2.63, respectively.

   The record quarterly earnings were largely driven by a recovery for credit losses recognized in the fourth quarter of 2020. Non-core items, and the related tax effect of each, contained in net income included gains and losses on securities and asset disposals and other transactions, acquisition-related costs, severance expenses, pension settlement charges and COVID-19-related expenses. Non-core items negatively impacted earnings per diluted common share by $0.07 for the fourth quarter of 2020, $0.05 for the third quarter of 2020, and $0.01 for the fourth quarter of 2019. Non-core items negatively impacted earnings per diluted common share by $0.22 and $0.30 for the full years of 2020 and 2019, respectively.

   "I am truly grateful for our associates. They continue to work hard and support our clients, our communities and each other," said Chuck Sulerzyski, President and Chief Executive Officer. "We are assisting customers in navigating through the forgiveness portion of their PPP loans, and continue to strive to be the valued advisor they deserve. Our associates support one another each and every day and have personally contributed over $116,000 during 2020 to fight hunger in our communities."

Current expected credit loss ("CECL"):

   Effective January 1, 2020, Peoples adopted Accounting Standards Update ("ASU") 2016-13, "Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments" and the CECL model, which upon adoption, resulted in a reduction to the retained earnings balance of $3.7 million, net of income tax, and a pre-tax increase to the allowance for credit losses of $5.8 million.

First Prestonsburg Bancshares Inc. ("First Prestonsburg"):

   The comparison of income statement and balance sheet results between the 2020 and 2019 periods was affected by the First Prestonsburg acquisition, which closed April 12, 2019.

COVID-19:

   The income statement and balance sheet results for the three and twelve months ended December 31, 2020 compared to prior quarters and full-year periods continued to be affected by ongoing developments related to COVID-19 and the reactions of government authorities, individuals and businesses, and the impact on the economy, specifically in Peoples' market area. Many of the limitations imposed by state and local governments were removed during the second quarter of 2020; however, the impact caused by the closures continued to significantly impact the economy in the second half of 2020.

   The Board of Governors of the Federal Reserve System reduced the Federal Funds interest rate effective target range to 0.00%-0.25% during the first quarter of 2020 from 1.50%-1.75% at the end of 2019, and continued to maintain the lower range throughout 2020. For the comparable period in 2019, the Federal Funds interest rate effective target rate was 2.25%-2.50% through the first seven months of 2019, and eventually fell to 1.50%-1.75% during the remainder of 2019.

Peoples uses both the London Interbank Offered Rate ("LIBOR") and the prime rate for commercial loan products offered to customers. The Federal Funds target rate directly impacts the prime rate, which is also used to price many consumer products such as home equity loans and lines of credit, auto loans and small business loans. The one-month LIBOR rate during 2020 had an average yield of 0.52%, compared to 2.22% during 2019. The prime rate for 2020 was 4.75% at the beginning of the year, but fell to 3.25% in March and remained there throughout the remainder of 2020. In comparison, the prime rate began 2019 at 5.50% and ended the year at 4.75%

Interest income continued to be negatively impacted in the fourth quarter of 2020 by the swift reduction in interest rates by the Federal Reserve earlier in the year. Variable rate commercial loans that are subject to changes in the LIBOR and the prime rate reflected downward adjustments in those rates causing reductions in interest income and net interest margin. Net interest income decreased $811,000, or 2%, compared to the linked quarter and decreased $813,000, or 2%, compared to the fourth quarter of 2019. Net interest income also decreased $1.9 million, or 1%, for the full-year of 2020, compared to the full-year of 2019. Also, the overall changes in interest rates led to continued higher prepayment speeds within Peoples' investment securities portfolio, which caused an increase of $372,000 in premium amortization compared to the linked quarter, further reducing interest income and net interest margin. These decreases in interest income were offset partially by the impact of Paycheck Protection Program ("PPP") loan activity.

The federal government's passage of the Coronavirus Aid, Relief, and Economic Security ("CARES") Act resulted in the creation of the PPP targeted to provide small businesses with financial support to cover payroll and certain other specific types of expenses for a specified period of time. Loans made under the PPP are fully guaranteed by the SBA and, therefore, carry no related allowance for credit losses. These loans earn 1% interest, and participating banks receive an origination fee of between 1% and 5%, based on the size of the PPP loan.   Peoples recognized one-time deferred personnel costs (decreasing the reported amount of salaries and employee benefit costs) of $921,000 during the second quarter of 2020 related to the average cost of origination of the PPP loans, which was offset against the deferred origination fee. These fees and costs are deferred at origination and are amortized over the life of the loan, which is generally two years, or until forgiven, and are recognized as a component of interest income. Peoples played an active role in assisting new and existing customers in obtaining approximately $500 million in PPP loans in the second and third quarters to support small businesses during the downturn. These funds were deposited into customers' deposit accounts, for the most part, at Peoples. As of December 31, 2020, Peoples had $366.9 million in PPP loans outstanding, which were included in commercial and industrial loan balances, compared to $460.4 million at September 30, 2020. Peoples recognized income on deferred loan fees/costs of $3.7 million and $1.9 million during the fourth and third quarters of 2020, respectively, along with $1.1 million and $1.2 million of interest earned on PPP loans during the fourth and third quarters of 2020, respectively. At December 31, 2020, Peoples had $7.9 million in net deferred loan fees/costs to recognize over the respective remaining terms of the PPP loans. Peoples, on behalf of its customers, began submitting applications for PPP forgiveness at the beginning of September 2020. The SBA has up to ninety days to review an application for PPP forgiveness and provide an acceptance, if appropriate, at the end of that review. Once forgiveness of the PPP loans has been accepted and payment is received from the SBA, Peoples will record the cash received from the SBA, payoff the related loans based on the amount of forgiveness provided and accelerate the amount of net deferred loan fees/costs recognized for the portion of the PPP loans that is forgiven. If a PPP loan is not forgiven in full, any remaining balance due on the PPP loan must be repaid by the borrower. The borrower must repay the remaining loan balance by the maturity date of the PPP loan. As of December 31, 2020, Peoples received approximately $96.7 million in forgiveness from the SBA.

Individuals, families and certain businesses benefited from the CARES Act, with many receiving an economic stimulus payment directly from the federal government. Congress enacted legislation referred to the Coronavirus Response and Relief Supplemental Appropriations Act, 2021 on December 27, 2020. The focus of that legislation was primarily to extend the relief provided by the CARES Act and includes accounting for debt modifications because of the pandemic. The PPP program was also extended to March 31, 2021 and the aggregate authorization level increased to $806.5 billion. The extension of the PPP program provides for additional relief to the most impacted businesses and those eligible businesses must meet certain criteria to be eligible for a second advance. A second round of economic stimulus payments provided to individuals and families began disbursement following the enactment.

Peoples incurred non-core non-interest expenses as a result of COVID-19. COVID-19-related expenses of $125,000 and $148,000 were recognized during the fourth and third quarters of 2020, respectively. COVID-19-related expenses for the fourth quarter of 2020 were primarily in the form of a donation to a local hospital and assisting employees with childcare and elder care needs, as well as the taking extra precautions in cleaning facilities. COVID-19-related expenses for the third quarter of 2020 represented payments to support employees and supplement needs for the temporary remote work environment. COVID-19-related expenses of $1.3 million were recognized for the full-year of 2020, which included donations to food banks and pantries in Peoples' market area, an employee unrestricted common share awarded made to employees at the level of Assistant Vice President and below, a donation to a local hospital, assisting employees with childcare and elder care needs, and taking of extra precautions in cleaning facilities.

Peoples Premium Finance:

Effective July 1, 2020, Peoples closed on the business combination under which Peoples Bank acquired the operations and assets of Triumph Premium Finance ("TPF"), a division of TBK Bank, SSB. Based in Kansas City, Missouri, the division operating as Peoples Premium Finance continues to provide insurance premium financing loans for commercial customers to purchase property and casualty insurance products through Peoples Premium Finance's growing network of independent insurance agency partners nationwide. Peoples Bank acquired $84.4 million in loans at the acquisition date, after preliminary fair value adjustments. Peoples also preliminarily recorded $4.3 million of other intangible assets and $5.5 million of goodwill related to the acquisition. As of December 31, 2020, Peoples Premium Finance's loans had grown to $114.8 million.

Statement of Operations Highlights:
- *Net interest income decreased $811,000, or 2%, compared to the linked quarter and decreased $813,000, or 2%, compared to the fourth quarter of 2019. Net interest income also decreased 1% for the full year of 2020.*
  - Net interest margin decreased 1 basis point to 3.13% for the fourth quarter of 2020, compared to the linked quarter, and 43 basis points compared to the fourth quarter of 2019. The decreases in net interest margin were primarily driven by lower rates causing higher prepayment speeds as well as variable rate loans resetting at lower rates in the first half of 2020 due to the overall low interest rate environment. Net interest margin was 3.24% for the full year of 2020, compared to 3.69% for the full year of 2019.
  - The decrease in net interest income for the fourth quarter of 2020, compared to the third quarter of 2020, was caused by the impact of the decline in interest income related to lower interest rates and higher amortization of premiums on investment securities, which partially offset the interest income from the PPP loans. PPP loan interest added $4.8 million in interest income during the fourth quarter of 2020 and had added $3.1 million in the third quarter of 2020.
- *Peoples recorded a recovery of credit losses of $7.3 million for the fourth quarter, compared to a provision for credit losses of $4.7 million for the third quarter of 2020, and a provision for credit losses of $1.1 million for the fourth quarter of 2019.*
  - The decline in the provision for credit losses for the fourth quarter of 2020 compared to the linked quarter was due primarily to the improvement in Moody's most recent economic outlook published in December, which was the outlook used by Peoples in estimating the allowance for credit losses.
  - Net charge-offs were $0.9 million, or 0.10% of average total loans, annualized, for the fourth quarter of 2020.
  - For the full year of 2020, net charge-offs were $1.8 million, or 0.05% of average total loans, up from $1.1 million, or 0.04% of average total loans, for 2019, mainly due to a recovery in 2019 of $1.8 million, or 0.06% of average total loans, recorded on a previously charged-off commercial loan.
- *Net losses recognized during the fourth quarter of 2020 were $804,000, compared to net losses of $26,000 for the linked quarter and $135,000 for the fourth quarter of 2019.*
  - Net losses for the fourth quarter of 2020 were driven by net losses on the sale of investment securities. During the fourth quarter, management felt it was prudent to restructure a portion of the investment securities portfolio to minimize the impact of premium amortization that was experienced due to higher than historical prepayment speeds in that portfolio.
- *Total non-interest income, excluding net gains and losses, increased $509,000, or 3%, for the fourth quarter of 2020 compared to the linked quarter, and $7,000, compared to the fourth quarter of 2019. Total non-interest income, excluding gains and losses, decreased 1% for the full year of 2020, compared to 2019.*
  - The increase compared to the linked quarter was largely driven by an increase in other non-interest income due to proceeds from the sale of restricted Class B Visa stock and proceeds from low-income housing tax credits received in the fourth quarter of 2020. These increases were offset partially by lower insurance income due to a positive revenue recognition adjustment of $591,000 recognized in the linked quarter and lower mortgage banking income, which was due to the higher volume of refinancing activity experienced in the third quarter of 2020.
  - Total non-interest income, excluding net gains and losses, for the fourth quarter of 2020 was 34% of total revenue.
  - For the full year of 2020 compared to 2019, all non-interest income categories decreased, with the exception of mortgage banking income, trust and investment income, and electronic banking income. Mortgage banking income increased due to increased refinance activity caused by the low interest rate environment. Trust and investment income was driven by an increase in brokerage income. Electronic banking income was up due to the increase in usage by customers sparked by the pandemic.
- *Total non-interest expense decreased $1.1 million, or 3%, compared to the linked quarter and $271,000, or 1%, compared to the fourth quarter of 2019, while decreasing 3% for the full year of 2020 compared to 2019.*
  - The fourth quarter of 2020 contained non-core expenses of $978,000, which included $771,000 in severance costs, $125,000 of expenses related to COVID-19, $77,000 of acquisition-related expenses and $4,000 of pension

settlement charges. The linked quarter had $1.2 million of non-core expenses and the fourth quarter of 2019 had $335,000.
- ◦ The efficiency ratio was 62.4% for the fourth quarter of 2020 and 63.9% for the full year of 2020. When adjusted for non-core expenses, the efficiency ratio was 60.5% for the fourth quarter of 2020 and 61.9% for the full year of 2020.

Balance Sheet Highlights:
- • ***Period-end investment securities balances at December 31, 2020 decreased $71.5 million, or 8%, compared to September 30, 2020, and decreased $153.5 million, or 18%, compared to December 31, 2019.***
  - ◦ The decrease in investment securities compared to the linked quarter was a result of continued acceleration of paydowns and maturities during the quarter, along with the sale of approximately $83.1 million of available-for-sale investment securities. As mentioned earlier, during the fourth quarter, management felt it was prudent to restructure a portion of the investment securities portfolio to minimize the impact of premium amortization that was experienced due to higher than historical prepayment speeds in that portfolio. A majority of the proceeds from the sales were re-invested in held-to-maturity investment securities.
- • ***Period-end total loan balances decreased $69.1 million compared to September 30, 2020, and increased $529.4 million compared to December 31, 2019.***
  - ◦ The decline in period-end loan balances compared to September 30, 2020 was driven by a decrease in PPP loans of $93.5 million due to the SBA processing forgiveness applications and paying off loan balances, offset partially by increases in commercial real estate loans of $16.6 million, consumer indirect loans of $11.8 million and premium finance loans of $10.6 million.
- • ***Asset quality metrics remained strong during the fourth quarter and for the full year of 2020.***
  - ◦ Delinquency trends remained relatively stable as loans considered current comprised 98.9% of the loan portfolio at December 31, 2020, compared to 99.2% at September 30, 2020, and 98.6% at December 31, 2019.
  - ◦ Nonperforming assets decreased $1.5 million compared to September 30, 2020.
  - ◦ Criticized loans increased $3.4 million during the quarter. The majority of the increase in the fourth quarter was due to downgrades of two commercial relationships aggregating $8.1 million.
  - ◦ Classified loans decreased $3.5 million during the fourth quarter of 2020. The decrease in classified loans compared to the linked quarter was driven by the upgrade of three commercial loans totaling $5.4 million.
  - ◦ Annualized net charge-offs for the quarter remained low at 0.10% of average loans.
- • ***Period-end total deposit balances at December 31, 2020 decreased $41.5 million, or 1%, compared to September 30, 2020, and increased $619.0 million, or 19%, compared to December 31, 2019.***
  - ◦ Compared to September 30, 2020, the decrease was driven primarily by a decline in brokered deposits, retail certificates of deposit and a seasonal decrease in governmental deposits, partially offset by an increase in savings deposits. Peoples uses overnight brokered deposits as an additional funding source in lieu of overnight advances from the Federal Home Loan Bank ("FHLB").
  - ◦ Compared to December 31, 2019, the increase in deposits was the result of Peoples using alternative funding sources that included brokered deposits, coupled with customers maintaining higher deposit balances due to governmental stimulus measures in reaction to the COVID-19 pandemic.
  - ◦ Total demand deposit balances were 43% of total deposits at December 31, 2020, compared to 42% at September 30, 2020 and 40% at December 31, 2019.

Net Interest Income
Net interest income was $34.3 million for the fourth quarter of 2020, a decrease of $811,000, or 2%, compared to the linked quarter. Net interest margin was 3.13% for the fourth quarter, compared to 3.14% for the linked quarter. Net interest income and net interest margin were both impacted by the low interest rate environment caused by COVID-19 that continued throughout the fourth quarter of 2020 and resulted in accelerated premium amortization on the investment securities portfolio. The PPP loan interest income of $4.8 million, premium finance loan income of $984,000 and a reduction of $552,000 in interest expense benefited net interest income compared to the linked quarter, and were offset by lower interest income earned on investments due to higher premium amortization of $372,000 in the fourth quarter of 2020 compared to the linked quarter.

Net interest income for the fourth quarter of 2020 decreased $813,000, or 2%, compared to the fourth quarter of 2019. Net interest margin decreased 43 basis points compared to 3.56% for the fourth quarter of 2019. The decrease in net interest income compared to the fourth quarter of 2019 was driven by lower yields on loans and investments, offset by PPP loan income, premium finance loan income and a reduction of $2.6 million in interest expense on deposits and $983,000 in interest expense on borrowings.

Accretion income, net of amortization expense, from acquisitions was $207,000 for the fourth quarter of 2020 and $547,000 for the third quarter of 2020, which added 2 basis points and 5 basis points, respectively, to net interest margin.

Net interest income declined $1.9 million, or 1%, for 2020 compared to 2019, and net interest margin decreased 45 basis points to 3.24%. For the yearly periods, the changes in net interest income and margin were the result of lower interest rates, increased premium amortization on investment securities and loans repricing faster than deposits, primarily caused by the COVID-19 environment. Offsetting these decreases was a full year impact of the First Prestonsburg acquisition, PPP loan originations and the premium finance acquisition. Funding costs declined compared to those for 2019, as interest rates on deposits decreased and borrowing costs benefited from a lower rate environment.

Accretion income, net of amortization expense from acquisitions was $2.8 million for 2020 and $4.9 million for 2019, respectively, which added 7 basis points and 12 basis points, respectively, to net interest margin for 2020 and 2019.

(Recovery of) Provision for Credit Losses:

The recovery of credit losses was $7.3 million for the fourth quarter of 2020, compared to a provision for credit losses of $4.7 million for the linked quarter and $1.1 million for the fourth quarter of 2019. The change in the provision for credit losses compared to the third quarter of 2020 was due primarily to the improvement in Moody's economic outlook published in December 2020, which was the outlook used by Peoples in estimating the allowance for credit losses. The change in the provision for credit losses compared to the fourth quarter of 2019 was primarily due to Peoples adopting CECL and the economic environment caused by the COVID-19 pandemic. Net charge-offs for the fourth quarter of 2020 were $0.9 million, or 0.10% annualized, of average total loans, compared to $0.7 million, or 0.08% annualized, of average total loans, for the linked quarter and $1.2 million, or 0.16% annualized, of average total loans, for the fourth quarter of 2019. For additional information on credit trends and the allowance for credit losses, see the "Asset Quality" section below.

For the full year of 2020, provision for credit losses was $26.3 million, compared to $2.5 million for 2019. Net charge-offs for the full year of 2020 were $1.8 million, or 0.05%, of average total loans, compared to $1.1 million, or 0.04%, of average total loans, for 2019. The increase in the provision for credit losses was due to the adoption of CECL and the subsequent impact the COVID-19 pandemic had on the economic forecasts and qualitative factors used in the CECL model.

Net Gains and Losses:

Net gains and losses include gains and losses on investment securities, asset disposals and other transactions, which are included in total non-interest income on the Consolidated Statements of Income. Net losses during the fourth quarter of 2020 were $804,000, compared to net losses of $26,000 for the linked quarter, and net losses of $135,000 in the fourth quarter of 2019. Net losses for the fourth quarter of 2020 were driven primarily by losses on the sale of investment securities. During the fourth quarter, Peoples sold $83.1 million of available-for-sale investment securities and incurred a net loss of $751,000, and reinvested a portion of the proceeds into higher yielding investments that were less sensitive to prepayment speeds. Management felt it was prudent to restructure a portion of the investment securities portfolio to minimize the impact of premium amortization that was experienced due to higher than historical prepayment speeds in that portfolio. Net losses during the linked quarter and the fourth quarter of 2019 were driven by net losses on repossessed assets.

For the full year of 2020, net losses were $658,000 compared to net losses of $618,000 in 2019. Net losses during 2020 were driven by the aforementioned losses on the sale of investment securities. Net losses during 2019 were driven by a net loss on repossessed assets, the write-offs of fixed assets acquired from First Prestonsburg of $243,000 and market value write-downs related to closed offices that were held for sale.

Total Non-interest Income, Excluding Net Gains and Losses:

Total non-interest income, excluding net gains and losses, for the fourth quarter of 2020 increased $509,000, or 3%, compared to the linked quarter. Compared to the linked quarter, other income was up $818,000 due to the sale of restricted Class B Visa stock, and income recognized on proceeds from low-income housing tax credits. Increases in trust and investment income, deposit account service charges and swap fee income also contributed to the increase. Mortgage banking income was robust for the fourth quarter but declined $505,000 when compared to the record level of origination volume experienced in the linked quarter. Insurance income decreased $495,000, or 14%.

Compared to the fourth quarter of 2019, total non-interest income, excluding net gains and losses, was flat. Mortgage banking income increased $817,000 due to a higher volume of refinance activity. In addition, trust and investment income increased by $208,000 and other income increased due to the sale of restricted Class B Visa stock and proceeds received from low-income housing tax credits. These increases were offset by a decrease in deposit account service charges of $726,000, or 23%, compared to the prior year quarter. This decline was driven by lower fees assessed for overdraft and non-sufficient funds, given higher deposit balances held by Peoples' customers. A decrease in commercial loan swap fees of $320,000, driven by lower customer demand, also offset the aforementioned year over year increases.

For the full year of 2020, total non-interest income, excluding net gains and losses, decreased $602,000, or 1%, compared to 2019. The decrease was caused by lower deposit account service charges of $2.3 million that were the result of a reduction in fees due to customers maintaining higher balances in their accounts. Other non-interest income also declined because of a non-recurring death benefit that had been recognized in bank owned life insurance income in 2019 and lower commercial loan swap fee income. These declines were partially offset by an increase in mortgage banking income of $2.2 million due to customer demand, electronic banking income, which grew 4%, due partially to the full year impact of the First Prestonsburg acquired accounts, and higher trust and investment income.

Total Non-interest Expense:

Total non-interest expense was down $1.1 million, or 3%, for the fourth quarter of 2020, compared to the linked quarter, driven by a decrease in pension settlement charges, travel and entertainment expenses, and supplies, which are all included in other expenses. Salaries and employee benefit costs also declined $362,000, or 2%, mainly as a result of a $611,000 reduction in sales-based and incentive compensation, and a $457,000 reduction in payroll taxes, offset by $771,000 in severance expenses. The third quarter of 2020 included pension settlement charges of $531,000 and $192,000 in severance expenses that are recorded in salaries and employee benefit costs. The decreases in the areas described above were partially offset by an increase of $259,000 in data processing and software expenses associated with an increase in core processing charges, and the addition of Zelle®, a digital application for customers to safely send and receive money electronically from their bank accounts to family and friends.

Compared to the fourth quarter of 2019, total non-interest expense decreased $271,000, or 1%, primarily due to a decrease in other expenses of $1.0 million, other loans expenses of $303,000 and professional fees of $266,000. These decreases were offset partially by an increase in data processing and software expenses and an increase in FDIC insurance premiums.

For the full year of 2020, total non-interest expense was $133.7 million, a decrease of $3.6 million compared to 2019. The variance was driven primarily by a reduction in non-core expenses. Acquisition-related expenses recognized in the previous year were $7.3 million, compared to $489,000 in 2020.   These expenses were partially offset by $1.3 million in COVID-19-related expenses, $1.1 million in pension settlement charges, and $1.1 million in severance charges. FDIC insurance premiums increased as a result of the credits that Peoples had recognized throughout 2019 and the beginning of 2020, which were fully utilized in the second quarter of 2020.

The efficiency ratio for the fourth quarter of 2020 was 62.4%, compared to 64.1% for the linked quarter and 61.9% for the fourth quarter of 2019. The efficiency ratio improved compared to the linked quarter mainly as the result of the decline in total core non-interest expense and an increase in core non-interest income. The efficiency ratio, adjusted for non-core expenses, was 60.5% for the fourth quarter of 2020, compared to 61.8% for the linked quarter, and 61.3% for the fourth quarter of 2019. For the full year of 2020, the efficiency ratio was 63.9% compared to 64.7% in 2019. Adjusted for non-core items, the efficiency ratio for the full year of 2020 was 61.9%, compared to 61.1% in 2019.

Income Tax Expense:

Peoples recorded income tax expense of $4.3 million for the fourth quarter of 2020, compared to $2.6 million for the linked quarter and $2.8 million for the fourth quarter of 2019. The increase in income tax expense compared to the linked quarter was primarily due to increased pre-tax income related to the release of a portion of the allowance for credit losses during the quarter.

Peoples recognized income tax expense of $7.9 million in 2020, compared to $11.7 million in 2019, and the effective tax rate for 2020 was 18.5%, compared to 17.8% for 2019. The variance in income tax expense for 2020 compared to 2019, was the result of lower pre-tax income in 2020 related to the increase in the provision for credit losses recorded during 2020. The effective tax rate for the year was the result of income tax expense adjustments related to a correction from the prior year of $575,000 and $288,000 in the third and second quarters of 2020, respectively.

Loans:

Period-end total loan balances at December 31, 2020 decreased $69.1 million, or 2%, compared to September 30, 2020. Growth of commercial real estate loans of $16.6 million, indirect consumer loans of $11.8 million and $10.6 million in premium finance loans partially offset the declines in commercial and industrial loans, and residential real estate loans. The decline in commercial and industrial loan balances of $79.7 million was due to the forgiveness of PPP loans that were originated earlier in the year. Residential real estate loan balances also decreased $15.4 million, due to refinancing activity driven by the low-rate environment. At December 31, 2020, premium finance loans made up $114.8 million of the total loan balances.

Quarterly average total loan balances decreased $6.7 million compared to the linked quarter. Average commercial and industrial loan balances decreased $25.0 million, or 2%, due to PPP forgiveness and average residential real estate loans decreased $31.0 million, or 5%. These were partially offset by an increase in average commercial real estate loans.

Compared to the fourth quarter of 2019, quarterly average loan balances increased $599.6 million, or 21%, driven by the PPP loans and the premium finance acquisition. Average commercial and industrial loan balances increased $397.1 million, or 64%, compared to the fourth quarter of 2019. Average consumer indirect loans provided growth of $76.6 million, or 18%.

Compared to December 31, 2019, total loan balances increased $529.1 million, or 18%. The increase in period-end balances for 2020 was due to a combination of PPP loans that are included in commercial and industrial loan balances and premium finance loans acquired earlier in the year. Consumer indirect loans increased $86.3 million, or 21%, compared to December 31, 2019. Residential real estate loan balances were down $87.5 million, or 13%, driven by refinance activity due to the low interest rate environment.

Average total loan balances for 2020 increased $446.5 million, or 16%, compared to the full year of 2019, driven by PPP loan originations, coupled with the acquisition of premium finance loans and the full-year impact of the loans acquired from First Prestonsburg.

Asset Quality:

Overall, asset quality remained relatively stable through the fourth quarter of 2020. Total nonperforming assets decreased $1.5 million, or 5%, compared to September 30, 2020, and increased $6.1 million, or 22%, compared to December 31, 2019. The increase in nonperforming assets compared to December 31, 2019 was primarily caused by the new accounting for purchased credit deteriorated loans under ASU 2016-13 that resulted in the movement of $3.9 million of loans from the 90+ days past due and accruing category to the nonaccrual category as of January 1, 2020. As of December 31, 2019, these loans were presented as 90+ days past due and accruing, and were accreting income from the discount that had been recognized due to acquisition accounting. Nonperforming assets as a percent of total loans and OREO was 0.82% at December 31, 2020, down from 0.85% at September 30, 2020 and up from 0.76% at December 31, 2019.

Criticized loans, which are those categorized as special mention, substandard or doubtful, increased $3.4 million, or 3%, compared to September 30, 2020 and $29.8 million, or 24%, compared to December 31, 2019. As a percent of total loans, criticized loans were 3.72% at December 31, 2020, compared to 3.55% at September 30, 2020, and 3.37% at December 31, 2019. The increase in criticized loans compared to September 30, 2020 was COVID-related and primarily due to two commercial relationships aggregating $8.1 million being downgraded during the period. The increase in criticized loans compared to December 31, 2019 was driven by the recent downgrades, many of which were COVID-related, and was partially offset by paydowns and upgrades of several loans during 2020. Classified loans, which are those categorized as substandard or doubtful, decreased $3.5 million, or 5%, compared to September 30, 2020, and were up $6.4 million, or 9%, compared to December 31, 2019. As a percent of total loans, classified loans were 2.13% at December 31, 2020, compared to 2.19% at September 30, 2020, and 2.30% at December 31, 2019. The decrease in classified loans compared to September 30, 2020 was driven by the upgrade of three commercial lending relationships totaling $5.4 million coupled with payoffs and amortization of other classified loans.

Annualized net charge-offs were 0.10% of average total loans during the fourth quarter of 2020, compared to 0.08% in the linked quarter, and 0.16% in the fourth quarter of 2019. During the fourth quarter of 2020, Peoples recognized a recovery of $508,000 on a previously charged-off commercial loan. For the full year of 2020, Peoples recognized recoveries on a previously charged-off commercial loan of $2.5 million.

At December 31, 2020, the allowance for credit losses decreased to $50.4 million, from $58.1 million at September 30, 2020, and increased compared to an allowance for loan losses of $21.6 million at December 31, 2019. The decrease in the allowance for credit losses compared to September 30, 2020 was primarily due to the recent developments related to continuation of the CARES Act and the impact of the improvement in economic assumptions used in estimating the allowance for credit losses under the CECL model. During the third quarter of 2020, Peoples established an allowance for credit losses for the premium finance loans acquired. The increase in the allowance for credit losses compared to December 31, 2019 was related to the impact of COVID-19 on the CECL model, as well as the initial implementation of the CECL accounting standard. The ratio of the allowance for credit losses as a percent of total loans decreased to 1.48% at December 31, 2020, compared to 1.67% at September 30, 2020, and increased from 0.75% at December 31, 2019. The ratio of the allowance for credit losses as a percent of total loans includes PPP loans that do not have an allowance for credit losses because of the guarantee by the SBA. The ratio of the allowance for credit losses as a percent of total loans would increase 19 basis points at December 31, 2020, if PPP loans were excluded from the ratio, and would have been 26 basis points higher at September 30, 2020, excluding these loans.

Deposits:

As of December 31, 2020, period-end deposits were down $41.5 million, or 1%, compared to September 30, 2020. The decrease was driven by a decline in brokered certificates of deposit of $90.6 million, offset partially by an increase in savings and non-interest-bearing deposit account balances. The decrease in brokered deposits was driven by a change in Peoples' overnight funding needs.

Compared to December 31, 2019, period-end deposit balances grew $619.0 million, or 19%. Throughout 2020, Peoples began to use alternative funding sources that included overnight brokered deposits. Peoples also used brokered deposits to replace 90-day FHLB advances. Additionally, during 2020, customers have maintained higher deposit balances due largely to the COVID-19 pandemic stimulus measures provided, including proceeds from PPP loans and economic impact payments to individuals.

Average deposit balances during the fourth quarter of 2020 increased $28.5 million, or 1%, compared to the linked quarter. This increase was the result of Peoples using overnight brokered deposits as an alternative funding source to overnight FHLB advances. Compared to the fourth quarter of 2019, quarterly average deposits increased $627.3 million, or 19%. This increase was due to customers maintaining higher balances resulting from the CARES Act fiscal stimulus, proceeds from PPP loans and changed consumer habits. For the full year of 2020, average deposit balances grew $519.7 million, or 16%. This increase was the result of customers maintaining higher balances throughout 2020 largely due to the CARES Act fiscal stimulus. Total demand deposit accounts comprised 43% of total deposits at December 31, 2020 compared to 42% at September 30, 2020 and to 40% at December 31, 2019.

Stockholders' Equity:

At December 31, 2020, the tier 1 risk-based capital ratio was 13.21%, compared to 13.07% at September 30, 2020 and 14.84% at December 31, 2019. The common equity tier 1 risk-based capital ratio was 12.97% at December 31, 2020, compared to 12.83% at September 30, 2020 and 14.59% at December 31, 2019. The total risk-based capital ratio was 14.46% at December 31, 2020, compared to 14.33% at September 30, 2020 and 15.58% at December 31, 2019. Peoples adopted the five-year transition to phase in the impact of the adoption of CECL on regulatory capital ratios. Compared to September 30, 2020, these ratios improved as provision for credit losses declined during the quarter, positively impacting stockholders' equity. Compared to December 31, 2019, the decline in the capital ratios was due to the elevated provision for credit losses recognized during 2020, coupled with the repurchase of common shares, and dividends paid to shareholders.

Total stockholders' equity at December 31, 2020 increased $8.8 million, or 2%, compared to September 30, 2020. This change was impacted by net income of $20.6 million during the quarter, which was partially offset by a combination of the repurchase of 179,825 common shares for a total of $4.3 million during the fourth quarter, dividends paid of $6.9 million and a decrease in accumulated other comprehensive income of $3.4 million. The change in accumulated other comprehensive income was the result of the changes in the market value of available-for-sale investment securities during the period.

Total stockholders' equity at December 31, 2020 decreased $18.7 million, or 3%, compared to December 31, 2019, which was mainly due to the repurchase of 1,299,577 shares for a total of $29.2 million and dividends paid of $27.5 million. Peoples also made a $3.7 million adjustment to retained earnings related to the adoption of the CECL accounting standard. These decreases were partially offset by net income of $34.8 million and a $981,000 increase in accumulated other comprehensive income.

At December 31, 2020, book value per common share and tangible book value per common share, which excludes goodwill and other intangible assets, were $29.43 and $19.99, respectively, compared to $28.74 and $19.34, respectively, at September 30, 2020, and $28.72 and $20.14, respectively, at December 31, 2019. The ratio of total stockholders' equity to total assets increased 55 basis points compared to September 30, 2020. The tangible equity to tangible assets ratio, which excludes goodwill and other intangible assets, increased 48 basis points compared to September 30, 2020, due primarily to the changes in equity noted above. Compared to December 31, 2019, the total stockholders' equity to total assets ratio declined from 13.65% to 12.09%, and the tangible equity to tangible assets ratio declined from 9.98% to 8.55%, respectively. These declines were due to the changes in equity between periods, coupled with the addition of PPP loans to total assets during 2020.

Peoples Bancorp Inc. ("Peoples", Nasdaq: PEBO) is a diversified financial services holding company and makes available a complete line of banking, trust and investment, insurance and premium financing solutions through its subsidiaries. Headquartered in Marietta, Ohio since 1902, Peoples has established a heritage of financial stability, growth and community impact. Peoples had $4.8 billion in total assets as of December 31, 2020, and 88 locations, including 76 full-service bank branches in Ohio, Kentucky and West Virginia. Peoples is a member of the Russell 3000 index of U.S. publicly-traded companies.

Conference Call to Discuss Earnings:

Peoples will conduct a facilitated conference call to discuss fourth quarter and full year 2020 results of operations on January 26, 2021 at 11:00 a.m., Eastern Time, with members of Peoples' executive management participating. Analysts, media and individual investors are invited to participate in the conference call by calling (866) 890-9285. A simultaneous webcast of the conference call audio will be available online via the "Investor Relations" section of Peoples' website, www.peoplesbancorp.com. Participants are encouraged to call or sign in at least 15 minutes prior to the scheduled conference call time to ensure participation and, if required, to download and install the necessary software. A replay of the call will be available on Peoples' website in the "Investor Relations" section for one year.

Use of Non-US GAAP Financial Measures:

This news release contains financial information and performance measures determined by methods other than in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). Management uses these "non-US GAAP" financial measures in its analysis of Peoples' performance and the efficiency of its operations. Management believes that these non-US GAAP financial measures provide a greater understanding of ongoing operations and enhance comparability of results with prior periods and peers. These disclosures should not be viewed as substitutes for financial measures determined in accordance with US GAAP, nor are they necessarily comparable to non-US GAAP performance measures that may be presented by other companies. Below is a listing of the non-US GAAP financial measures used in this news release:

- Core non-interest expense is non-US GAAP since it excludes the impact of acquisition-related expenses, severance expenses, pension settlement charges, and COVID-19-related expenses. COVID-19-related expenses recognized during full year of 2020 included unrestricted stock awards aggregating $396,000 made to employees under the level of Vice President and $750,000 in donations, mainly to community organizations. Other COVID-19-related expenses reflected payments to support employees and supplement needs for the temporary remote work environment.
- Efficiency ratio is calculated as total non-interest expense (less amortization of other intangible assets) as a percentage of fully tax-equivalent net interest income plus total non-interest income, excluding net gains and losses. This measure is non-US GAAP since it excludes amortization of other intangible assets and all gains and losses included in earnings, and uses fully tax-equivalent net interest income.
- Efficiency ratio adjusted for non-core items is calculated as core non-interest expense (less amortization of other intangible assets) as a percentage of fully tax-equivalent net interest income plus total non-interest income, excluding net gains and losses. This measure is non-US GAAP since it excludes the impact of acquisition-related expenses, severance expenses, pension settlement charges, COVID-19-related expenses, the amortization of other intangible assets and all gains and losses included in earnings, and uses fully tax-equivalent net interest income.
- Tangible assets, tangible equity and tangible book value per common share are non-US GAAP measures since they exclude the impact of goodwill and other intangible assets acquired through acquisitions on both total stockholders' equity and total assets.
- Total non-interest income, excluding net gains and losses, is a non-US GAAP measure since it excludes all gains and losses included in earnings.
- Pre-provision net revenue is defined as net interest income plus total non-interest income, excluding net gains and losses, minus total non-interest expense. This measure is non-US GAAP since it excludes the provision for credit losses and all gains and losses included in earnings.
- Return on average assets adjusted for non-core items is calculated as annualized net income (less the after-tax impact of all gains and losses, acquisition-related expenses, severance expenses, pension settlement charges, and COVID-19-related expenses) divided by average assets. This measure is non-US GAAP since it excludes the after-tax impact of all gains and losses, acquisition-related expenses, severance expenses, pension settlement charges, and COVID-19-related expenses.
- Return on average tangible stockholders' equity is calculated as annualized net income (less after-tax impact of amortization of other intangible assets) divided by tangible stockholders' equity. This measure is non-US GAAP since it excludes the after-tax impact of amortization of other intangible assets from earnings and the impact of goodwill and other intangible assets acquired through acquisitions on total stockholders' equity.

A reconciliation of these non-US GAAP financial measures to the most directly comparable US GAAP financial measures is included at the end of this news release under the caption of "Non-US GAAP Financial Measures."

<u>Safe Harbor Statement:</u>

Certain statements made in this news release regarding Peoples' financial condition, results of operations, plans, objectives, future performance and business, are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. These forward-looking statements are identified by the fact they are not historical facts and include words such as "anticipate," "estimate," "may," "feel," "expect," "believe," "plan," "will," "will likely," "would," "should," "could," "project," "goal," "target," "potential," "seek," "intend," and similar expressions.

These forward-looking statements reflect management's current expectations based on all information available to management and its knowledge of Peoples' business and operations. Additionally, Peoples' financial condition, results of operations, plans, objectives, future performance and business are subject to risks and uncertainties that may cause actual results to differ materially. These factors include, but are not limited to:

(1) the ever-changing effects of the COVID-19 pandemic - the duration, extent and severity of which are impossible to predict, including the possibility of further resurgence in the spread of COVID-19 - on economies (local, national and international) and markets, and on our customers, counterparties, employees and third-party service providers, as well as the effects of various responses of governmental and nongovernmental authorities to the COVID-19 pandemic, including public health actions directed toward the containment of the COVID-19 pandemic (such as quarantines, shut downs, and other restrictions on travel and commercial, social and other activities), the development, availability and effectiveness of vaccines, and the implementation of fiscal stimulus packages, which could adversely impact sales volumes, add volatility to the global stock markets, and increase loan delinquencies and defaults;

(2) changes in the interest rate environment due to economic conditions related to the COVID-19 pandemic or other factors and/or the fiscal and monetary policy measures undertaken by the U.S. government and the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") in response to such economic conditions, which may adversely impact interest rates, the interest rate yield curve, interest margins, loan demand and interest rate sensitivity;

(3) the success, impact, and timing of the implementation of Peoples' business strategies and Peoples' ability to manage strategic initiatives, including the expansion of commercial and consumer lending activities, in light of the continuing impact of the COVID-19 pandemic on customers' operations and financial condition;

(4) competitive pressures among financial institutions, or from non-financial institutions, which may increase significantly, including product and pricing pressures, which can in turn impact Peoples' credit spreads, changes to third-party relationships and revenues, changes in the manner of providing services, customer acquisition and retention pressures, and Peoples' ability to attract, develop and retain qualified professionals;

(5) uncertainty regarding the nature, timing, cost, and effect of legislative or regulatory changes or actions, or deposit insurance premium levels, promulgated and to be promulgated by governmental and regulatory agencies in the State of Ohio, the Federal Deposit Insurance Corporation, the Federal Reserve Board and the Consumer Financial Protection Bureau, which may subject Peoples, its subsidiaries, or one or more acquired companies to a variety of new and more stringent legal and regulatory requirements which adversely affect their respective businesses, including in particular the rules and regulations promulgated and to be promulgated under the CARES Act and follow-up legislation enacted December 27, 2020, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, and the Basel III regulatory capital reform;

(6) the effects of easing restrictions on participants in the financial services industry;

(7) local, regional, national and international economic conditions (including the impact of potential or imposed tariffs, a U.S. withdrawal from or significant renegotiation of trade agreements, trade wars and other changes in trade regulations, and changes in the relationship of the U.S. and its global trading partners) and the impact these conditions may have on Peoples, its customers and its counterparties, and Peoples' assessment of the impact, which may be different than anticipated;

(8) Peoples may issue equity securities in connection with future acquisitions, which could cause ownership and economic dilution to Peoples' current stockholders;

(9) changes in prepayment speeds, loan originations, levels of nonperforming assets, delinquent loans, charge-offs, and customer and other counterparties performance and creditworthiness generally, which may be less favorable than expected in light of the COVID-19 pandemic and adversely impact the amount of interest income generated;

(10) Peoples may have more credit risk and higher credit losses to the extent there are loan concentrations by location or industry of borrowers or collateral;

(11) changes in accounting standards, policies, estimates or procedures may adversely affect Peoples' reported financial condition or results of operations;

(12) the impact of assumptions, estimates and inputs used within models, which may vary materially from actual outcomes, including under the CECL model;

(13) the discontinuation of the LIBOR and other reference rates which may result in increased expenses and litigation, and adversely impact the effectiveness of hedging strategies;

(14) adverse changes in the conditions and trends in the financial markets, including the impacts of the COVID-19 pandemic and the related responses by governmental and nongovernmental authorities to the pandemic, which may adversely affect the fair value of securities within Peoples' investment portfolio, the interest rate sensitivity of Peoples' consolidated balance sheet, and the income generated by Peoples' trust and investment activities;

(15) the volatility from quarter to quarter of mortgage banking income, whether due to interest rates, demand, the fair value of mortgage loans, or other factors;

(16) Peoples' ability to receive dividends from its subsidiaries;

(17) Peoples' ability to maintain required capital levels and adequate sources of funding and liquidity;

(18) the impact of larger or similar-sized financial institutions encountering problems, which may adversely affect the banking industry and/or Peoples' business generation and retention, funding and liquidity;

(19) Peoples' ability to secure confidential information and deliver products and services through the use of computer systems and telecommunications networks, including those of Peoples' third-party vendors and other service providers, which may prove inadequate, and could adversely affect customer confidence in Peoples and/or result in Peoples incurring a financial loss;

(20) Peoples' ability to anticipate and respond to technological changes, and Peoples' reliance on, and the potential failure of, a number of third-party vendors to perform as expected, including Peoples' primary core banking system provider, which can impact Peoples' ability to respond to customer needs and meet competitive demands;

(21) operational issues stemming from and/or capital spending necessitated by the potential need to adapt to industry changes in information technology systems on which Peoples and its subsidiaries are highly dependent;

(22) changes in consumer spending, borrowing and saving habits, whether due to changes in retail distribution strategies, consumer preferences and behavior, changes in business and economic conditions (including as a result of the COVID-19 pandemic), legislative or regulatory initiatives (including those in response to the COVID-19 pandemic), or other factors, which may be different than anticipated;

(23) the adequacy of Peoples' internal controls and risk management program in the event of changes in strategic, reputational, market, economic, operational, cybersecurity, compliance, legal, asset/liability repricing, liquidity, credit and interest rate risks associated with Peoples' business;

(24) the impact on Peoples' businesses, personnel, facilities, or systems, of losses related to acts of fraud, theft, or violence;

(25) the impact on Peoples' businesses, as well as on the risks described above, of various domestic or international widespread natural or other disasters, pandemics (including COVID-19), cybersecurity attacks, system failures, civil unrest (including any resulting branch closures or damage), military or terrorist activities or international conflicts;

(26) the impact on Peoples' businesses and operating results of any costs associated with obtaining rights in intellectual property claimed by others and adequately protecting Peoples' intellectual property;

(27) risks and uncertainties associated with Peoples' entry into new geographic markets and risks resulting from Peoples' inexperience in these new geographic markets;

(28) Peoples' ability to identify, acquire, or integrate suitable strategic acquisitions, which may be unsuccessful, or may be more difficult, time-consuming or costly than expected;

(29) Peoples' continued ability to grow deposits;

(30) the impact of future governmental and regulatory actions upon Peoples' participation in and execution of government programs related to the COVID-19 pandemic;

(31) uncertainty regarding the impact of changes to the U.S. presidential administration and Congress on the regulatory landscape, capital markets and the response to and management of the COVID-19 pandemic; and,

(32) other risk factors relating to the banking industry or Peoples as detailed from time to time in Peoples' reports filed with the Securities and Exchange Commission (the "SEC"), including those risk factors included in the disclosures under the heading "ITEM 1A. RISK FACTORS" of Peoples' Annual Report on Form 10-K for the fiscal year ended December 31, 2019 and under the heading "ITEM 1A. RISK FACTORS" in Part II of Peoples' Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2020. Peoples encourages readers of this news release to understand forward-looking statements to be strategic objectives rather than absolute targets of future performance. Peoples undertakes no obligation to update these forward-looking statements to reflect events or circumstances after the date of this news release or to reflect the occurrence of unanticipated events, except as required by applicable legal requirements. Copies of documents filed with the SEC are available free of charge at the SEC's website at http://www.sec.gov and/or from Peoples' website.

As required by U.S. GAAP, Peoples is required to evaluate the impact of subsequent events through the issuance date of its December 31, 2020 consolidated financial statements as part of its Annual Report on Form 10-K to be filed with the SEC. Accordingly, subsequent events could occur that may cause Peoples to update its critical accounting estimates and to revise its financial information from that which is contained in this news release.

PER COMMON SHARE DATA AND SELECTED RATIOS (Unaudited)

	Three Months Ended			Year Ended	
	December 31, 2020	September 30, 2020	December 31, 2019	December 31, 2020	December 31, 2019
PER COMMON SHARE:					
Earnings per common share:					
Basic	$ 1.06	$ 0.52	$ 0.72	$ 1.74	$ 2.65
Diluted	1.05	0.51	0.72	1.73	2.63
Cash dividends declared per common share	0.35	0.34	0.34	1.37	1.32
Book value per common share	29.43	28.74	28.72	29.43	28.72
Tangible book value per common share (a)	19.99	19.34	20.14	19.99	20.14
Closing stock price at end of period	$ 27.09	$ 19.09	$ 34.66	$ 27.09	$ 34.66
SELECTED RATIOS:					
Return on average stockholders' equity (b)	14.45 %	7.16 %	9.97 %	6.04 %	9.48 %
Return on average tangible equity (b)(c)	22.22 %	11.36 %	14.95 %	9.47 %	14.35 %
Return on average assets (b)	1.69 %	0.83 %	1.36 %	0.73 %	1.27 %
Return on average assets adjusted for non-core items (b)(d)	1.81 %	0.97 %	1.38 %	0.83 %	1.43 %
Efficiency ratio (e)	62.36 %	64.12 %	61.92 %	63.86 %	64.74 %
Efficiency ratio adjusted for non-core items (f)	60.47 %	61.81 %	61.28 %	61.94 %	61.09 %
Pre-provision net revenue to total average assets (b)(g)	1.51 %	1.43 %	1.72 %	1.47 %	1.62 %
Net interest margin (b)(h)	3.13 %	3.14 %	3.56 %	3.24 %	3.69 %
Dividend payout ratio (i)	33.51 %	66.31 %	46.76 %	79.14 %	50.08 %

(a) This amount represents a non-US GAAP financial measure since it excludes the balance sheet impact of goodwill and other intangible assets acquired through acquisitions on stockholders' equity. Additional information regarding the calculation of this ratio is included at the end of this news release.

(b) Ratios for the three-month periods are presented on an annualized basis.

(c) This ratio represents a non-US GAAP financial measure since it excludes the after-tax impact of amortization of other intangible assets from earnings and it excludes the balance sheet impact of goodwill and other intangible assets acquired through acquisitions on stockholders' equity. Additional information regarding the calculation of this ratio is included at the end of this news release.

(d) Return on average assets adjusted for non-core items represents a non-US GAAP financial measure since it excludes the release of the deferred tax asset valuation allowance, the impact of the Tax Cuts and Jobs Act on the remeasurement of deferred tax assets and deferred tax liabilities, and the after-tax impact of all gains and/or losses, acquisition-related expenses, and pension settlement charges. Additional information regarding the calculation of this ratio is included at the end of this new release.

(e) Total non-interest expense (less amortization of other intangible assets) as a percentage of fully tax-equivalent net interest income plus total non-interest income (excluding all gains and losses). This amount represents a non-US GAAP financial measure since it excludes amortization of other intangible assets, and all gains and/or losses included in earnings, and uses fully tax-equivalent net interest income. Additional information regarding the calculation of this ratio is included at the end of this news release.

(f) The efficiency ratio adjusted for non-core items is defined as core non-interest expense (less amortization of other intangible assets) as a percentage of fully tax-equivalent net interest income plus total non-interest income (excluding all gains and losses). This amount represents a non-US GAAP financial measure since it excludes the impact of all gains and/or losses, acquisition-related expenses, severance expenses, pension settlement charges, and the amortization of other intangible assets included in earnings, and uses fully tax-equivalent net interest income. Additional information regarding the calculation of this ratio is included at the end of this new release.

(g) Pre-provision net revenue is defined as net interest income plus total non-interest income (excluding all gains and losses) minus total non-interest expense. This ratio represents a non-US GAAP financial measure since it excludes the provision for loan losses and all gains and/or losses included in earnings. This measure is a key metric used by federal bank regulatory agencies in their evaluation of capital adequacy for financial institutions. Additional information regarding the calculation of this ratio is included at the end of this news release.

(h) Information presented on a fully tax-equivalent basis, using a 21% statutory federal corporate income tax rate.

(i) This ratio is calculated based on dividends declared during the period divided by net income for the period.

CONSOLIDATED STATEMENTS OF INCOME

(Dollars in thousands, except per share data)	Three Months Ended December 31, 2020 (Unaudited)	Three Months Ended September 30, 2020 (Unaudited)	Three Months Ended December 31, 2019 (Unaudited)	Year Ended December 31, 2020 (Unaudited)	Year Ended December 31, 2019
Total interest income	**$ 37,923**	$ 39,013	$ 42,289	**$ 157,104**	$ 170,095
Total interest expense	**3,615**	3,894	7,168	**18,181**	29,257
Net interest income	**34,308**	35,119	35,121	**138,923**	140,838
(Recovery of) provision for credit losses (a)	**(7,277)**	4,728	1,136	**26,254**	2,504
Net interest income after provision for credit losses	**41,585**	30,391	33,985	**112,669**	138,334
Non-interest income:					
Electronic banking income	**3,678**	3,765	3,849	**14,246**	13,680
Trust and investment income	**3,649**	3,435	3,441	**13,662**	13,159
Insurance income	**3,113**	3,608	3,309	**14,042**	14,802
Deposit account service charges	**2,423**	2,266	3,149	**9,418**	11,700
Mortgage banking income	**2,153**	2,658	1,336	**6,499**	4,328
Commercial loan swap fees	**474**	68	794	**1,741**	2,228
Bank owned life insurance income	**463**	462	968	**1,977**	2,430
Net loss on asset disposals and other transactions	**(53)**	(28)	(229)	**(290)**	(782)
Net (loss) gain on investment securities	**(751)**	2	94	**(368)**	164
Other non-interest income	**1,352**	534	452	**2,745**	2,565
Total non-interest income	**16,501**	16,770	17,163	**63,672**	64,274
Non-interest expense:					
Salaries and employee benefit costs	**19,048**	19,410	18,903	**76,361**	77,860
Net occupancy and equipment expense	**3,120**	3,383	3,223	**12,808**	12,431
Data processing and software expense	**2,097**	1,838	1,648	**7,441**	6,332
Electronic banking expense	**1,938**	2,095	1,846	**7,777**	7,186
Professional fees	**1,665**	1,720	1,931	**6,912**	7,095
Amortization of other intangible assets	**909**	857	888	**3,223**	3,359
Franchise tax expense	**861**	882	797	**3,506**	3,071
FDIC insurance expense (benefit)	**585**	570	(150)	**1,302**	602
Marketing expense	**540**	456	573	**2,101**	2,291
Other loan expenses	**329**	342	632	**1,584**	1,956
Communication expense	**277**	283	318	**1,134**	1,181
Other non-interest expense	**1,881**	2,479	2,912	**9,546**	13,886
Total non-interest expense	**33,250**	34,315	33,521	**133,695**	137,250
Income before income taxes	**24,836**	12,846	17,627	**42,646**	65,358
Income tax expense	**4,263**	2,636	2,767	**7,879**	11,663
Net income	**$ 20,573**	$ 10,210	$ 14,860	**$ 34,767**	$ 53,695
PER COMMON SHARE DATA:					
Earnings per common share – basic	**$ 1.06**	$ 0.52	$ 0.72	**$ 1.74**	$ 2.65
Earnings per common share – diluted	**$ 1.05**	$ 0.51	$ 0.72	**$ 1.73**	$ 2.63
Cash dividends declared per common share	**$ 0.35**	$ 0.34	$ 0.34	**$ 1.37**	$ 1.32
Weighted-average common shares outstanding – basic	**19,302,919**	19,504,503	20,407,505	**19,721,772**	20,120,119
Weighted-average common shares outstanding – diluted	**19,442,284**	19,637,689	20,599,127	**19,843,806**	20,273,725
Common shares outstanding at the end of period	**19,563,979**	19,721,783	20,698,941	**19,563,979**	20,698,941

(a) On January 1, 2020, Peoples adopted ASU 2016-13 and adopted the CECL model. Prior to the adoption of CECL, the provision for (recovery of) credit losses was the "provision for loan losses." The provision for credit losses includes changes related to the allowance for credit losses on loans, which includes purchased credit deteriorated loans, held-to-maturity investment securities, and the unfunded commitment liability.

CONSOLIDATED BALANCE SHEETS

	December 31,	
	2020	**2019**
(Dollars in thousands)	**(Unaudited)**	
Assets		
Cash and cash equivalents:		
Cash and due from banks	$ **60,902**	$ 53,263
Interest-bearing deposits in other banks	**91,198**	61,930
Total cash and cash equivalents	**152,100**	115,193
Available-for-sale investment securities, at fair value (amortized cost of		
$734,544 at December 31, 2020 and $929,395 at December 31, 2019) (a)	**753,013**	936,101
Held-to-maturity investment securities, at amortized cost (fair value of		
$68,082 at December 31, 2020 and $32,541 at December 31, 2019) (a)(b)	**66,458**	31,747
Other investment securities, at cost	**37,560**	42,730
Total investment securities (a)(b)	**857,031**	1,010,578
Loans, net of deferred fees and costs (b)(c)	**3,402,940**	2,873,525
Allowance for credit losses (b)	**(50,359)**	(21,556)
Net loans	**3,352,581**	2,851,969
Loans held for sale	**4,659**	6,499
Bank premises and equipment, net of accumulated depreciation	**60,094**	61,846
Bank owned life insurance	**71,591**	69,722
Goodwill	**171,260**	165,701
Other intangible assets	**13,337**	11,802
Other assets	**78,111**	60,855
Total assets	$ **4,760,764**	$ 4,354,165
Liabilities		
Deposits:		
Non-interest-bearing	$ **997,323**	$ 671,208
Interest-bearing	**2,913,136**	2,620,204
Total deposits	**3,910,459**	3,291,412
Short-term borrowings	**73,261**	316,977
Long-term borrowings	**110,568**	83,123
Accrued expenses and other liabilities	**90,803**	68,260
Total liabilities	$ **4,185,091**	$ 3,759,772
Stockholders' Equity		
Preferred stock, no par value, 50,000 shares authorized, no shares issued at December 31, 2020 and December 31, 2019	**—**	—
Common stock, no par value, 24,000,000 shares authorized, 21,193,402 shares issued at December 31, 2020 and 21,156,143 shares issued at December 31, 2019, including shares in treasury	**422,536**	420,876
Retained earnings (b)	**190,691**	187,149
Accumulated other comprehensive loss, net of deferred income taxes	**1,336**	(1,425)
Treasury stock, at cost, 1,686,046 shares at December 31, 2020 and 504,182 shares at December 31, 2019	**(38,890)**	(12,207)
Total stockholders' equity	**575,673**	594,393
Total liabilities and stockholders' equity	$ **4,760,764**	$ 4,354,165

(a) Available-for-sale investment securities and held-to-maturity investment securities are presented net of allowance for credit losses of $0 and $60,000, respectively, as of December 31, 2020.

(b) January 1, 2020, Peoples adopted ASU 2016-13 and adopted the CECL model, which resulted in the establishment of a $7,000 allowance for credit losses for held-to-maturity investment securities; an increase in loan balances of $2.6 million to establish the allowance for credit losses for purchased credit deteriorated loans; an increase to the allowance for credit losses (which was the "allowance for loan losses" prior to January 1, 2020) of $5.8 million; the addition of a $1.5 million unfunded commitment liability included in accrued expenses and other liabilities; and a reduction to retained earnings of $3.7 million, net of statutory federal corporate income tax.

(c) Also referred to throughout this document as "total loans" and "loans held for investment."

SELECTED FINANCIAL INFORMATION (Unaudited)

(Dollars in thousands)	December 31, 2020		September 30, 2020		June 30, 2020		March 31, 2020		December 31, 2019
Loan Portfolio									
Construction	$	106,792	$	108,051	$	109,953	$	110,865	$	88,518
Commercial real estate, other		929,853		913,239		914,420		897,817		833,238
Commercial and industrial		973,645		1,064,010		1,070,326		654,530		662,993
Premium finance		114,758		104,124		—		—		—
Residential real estate		574,007		589,449		613,084		625,366		661,476
Home equity lines of credit		120,913		121,935		123,384		128,011		132,704
Consumer, indirect		503,527		491,699		450,334		418,066		417,185
Consumer, direct		79,094		79,059		78,926		76,172		76,533
Deposit account overdrafts		351		519		592		610		878
Total loans	$	3,402,940	$	3,472,085	$	3,361,019	$	2,911,437	$	2,873,525
Total acquired loans (a)	$	521,465	$	581,502	$	582,743	$	611,608	$	599,686
Total originated loans	$	2,881,475	$	2,890,583	$	2,778,276	$	2,299,829	$	2,273,839
Deposit Balances									
Non-interest-bearing deposits (b)	$	997,323	$	982,912	$	1,005,732	$	727,266	$	671,208
Interest-bearing deposits:									
Interest-bearing demand accounts (b)		692,113		666,134		666,181		637,011		635,720
Retail certificates of deposit		445,930		461,216		474,593		487,153		490,830
Money market deposit accounts		591,373		581,398		598,641		485,999		469,893
Governmental deposit accounts		385,384		409,967		377,787		400,184		293,908
Savings accounts		628,190		589,625		580,703		527,295		521,914
Brokered certificates of deposits		170,146		260,753		321,247		133,522		207,939
Total interest-bearing deposits	$	2,913,136	$	2,969,093	$	3,019,152	$	2,671,164	$	2,620,204
Total deposits	$	3,910,459	$	3,952,005	$	4,024,884	$	3,398,430	$	3,291,412
Total demand deposits (b)	$	1,689,436	$	1,649,046	$	1,671,913	$	1,364,277	$	1,306,928
Asset Quality									
Nonperforming assets (NPAs):									
Loans 90+ days past due and accruing (c)	$	2,163	$	2,815	$	1,880	$	1,543	$	3,932
Nonaccrual loans (c)		25,800		26,436		25,029		25,482		17,781
Total nonperforming loans (NPLs)		27,963		29,251		26,909		27,025		21,713
Other real estate owned (OREO)		134		293		236		226		227
Total NPAs	$	28,097	$	29,544	$	27,145	$	27,251	$	21,940
Criticized loans (d)	$	126,619	$	123,219	$	105,499	$	90,881	$	96,830
Classified loans (e)		72,518		76,009		66,567		68,787		66,154
Allowance for credit losses as a percent of NPLs (g)(h)		180.14 %		198.72 %		202.02 %		158.49 %		99.28 %
NPLs as a percent of total loans (g)(h)		0.82 %		0.84 %		0.80 %		0.93 %		0.75 %
NPAs as a percent of total assets (g)(h)		0.59 %		0.60 %		0.54 %		0.61 %		0.50 %
NPAs as a percent of total loans and OREO (g)(h)		0.82 %		0.85 %		0.80 %		0.94 %		0.76 %
Criticized loans as a percent of total loans (g)		3.72 %		3.55 %		3.14 %		3.12 %		3.37 %
Classified loans as a percent of total loans (g)		2.13 %		2.19 %		1.98 %		2.36 %		2.30 %
Allowance for credit losses as a percent of total loans (f)(g)		1.48 %		1.67 %		1.62 %		1.47 %		0.75 %

SELECTED FINANCIAL INFORMATION (Unaudited)

(Dollars in thousands)	**December 31, 2020**	September 30, 2020	June 30, 2020	March 31, 2020	December 31, 2019
Capital Information (i)(j)(k)					
Common equity tier 1 capital ratio	**12.97 %**	12.83 %	13.30 %	13.91 %	14.59 %
Tier 1 risk-based capital ratio	**13.21 %**	13.07 %	13.55 %	14.16 %	14.84 %
Total risk-based capital ratio (tier 1 and tier 2)	**14.46 %**	14.33 %	14.80 %	15.38 %	15.58 %
Leverage ratio	**8.93 %**	8.62 %	8.97 %	10.06 %	10.41 %
Common equity tier 1 capital	**$ 407,959**	$ 398,553	$ 408,619	$ 415,768	$ 427,415
Tier 1 capital	**415,570**	406,124	416,150	423,259	434,866
Total capital (tier 1 and tier 2)	**454,943**	445,101	454,641	459,727	456,422
Total risk-weighted assets	**$ 3,145,326**	$ 3,106,817	$ 3,072,178	$ 2,988,263	2,930,355
Total stockholders' equity to total assets	**12.09 %**	11.54 %	11.42 %	13.06 %	13.65 %
Tangible equity to tangible assets (l)	**8.55 %**	8.07 %	8.16 %	9.47 %	9.98 %

(a) Includes all loans acquired in 2012 and thereafter.

(b) The sum of non-interest-bearing deposits and interest-bearing deposits is considered total demand deposits.

(c) The new accounting for purchased credit deteriorated loans under ASU 2016-13 resulted in the movement of $3.9 million of loans from the 90+ days past due and accruing category to the nonaccrual category on January 1, 2020. As of December 31, 2019, these loans were presented as 90+ days past due and accruing,

(d) Includes loans categorized as a special mention, substandard, or doubtful.

(e) Includes loans categorized as substandard or doubtful.

(f) On January 1, 2020, Peoples adopted ASU 2016-13 and adopted the CECL model, which resulted an increase to the allowance for credit losses (which was the "allowance for loan losses" prior to January 1, 2020) of $5.8 million.

(g) Data presented as of the end of the period indicated.

(h) Nonperforming loans include loans 90+ days past due and accruing, renegotiated loans and nonaccrual loans. Nonperforming assets include nonperforming loans and OREO.

(i) December 31, 2020 data based on preliminary analysis and subject to revision.

(j) Peoples' capital conservation buffer was 6.46% at December 31, 2020, 6.33% at September 30, 2020, 6.80% at June 30, 2020, 7.38% at March 31, 2019, and 7.58% at December 31, 2019, compared to 2.50% for the fully phased-in capital conservation buffer required at January 1, 2019.

(k) Peoples has adopted the five-year transition to phase in the impact of the adoption of CECL on regulatory capital ratios.

(l) This ratio represents a non-US GAAP financial measure since it excludes the balance sheet impact of intangible assets acquired through acquisitions on both total stockholders' equity and total assets. Additional information regarding the calculation of this ratio is included at the end of this news release under the caption of "Non-US GAAP Financial Measures."

(RECOVERY OF) PROVISION FOR CREDIT LOSSES INFORMATION

	Three Months Ended			Year Ended	
	December 31, 2020 (Unaudited)	September 30, 2020 (Unaudited)	December 31, 2019 (Unaudited)	December 31, 2020 (Unaudited)	2019 (Unaudited)
(Dollars in thousands)					
(Recovery of) provision for credit losses					
(Recovery of) provision for credit losses	$ (7,373)	$ 4,574	$ 999	$ 25,798	$ 1,845
Provision for checking account overdrafts	96	154	137	456	659
Total (recovery of) provision for credit losses	$ (7,277)	$ 4,728	$ 1,136	$ 26,254	$ 2,504
Net Charge-Offs					
Gross charge-offs	$ 1,614	$ 965	$ 1,646	$ 5,335	$ 4,476
Recoveries	715	230	481	3,572	3,333
Net charge-offs	$ 899	$ 735	$ 1,165	$ 1,763	$ 1,143
Net Charge-Offs (Recoveries) by Type					
Commercial real estate, other	$ 200	$ 105	$ (53)	$ 328	$ 5
Commercial and industrial	(47)	148	416	(956)	(1,353)
Premium Finance	1	2	—	3	—
Residential real estate	53	21	46	51	83
Home equity lines of credit	79	(2)	9	91	44
Consumer, indirect	457	304	522	1,621	1,559
Consumer, direct	47	2	54	138	138
Deposit account overdrafts	109	155	171	487	646
Total net charge-offs	$ 899	$ 735	$ 1,165	$ 1,763	$ 1,122
As a percent of average total loans (annualized)	0.10 %	0.08 %	0.16 %	0.05 %	0.04 %

SUPPLEMENTAL INFORMATION (Unaudited)

(Dollars in thousands)	December 31, 2020	September 30, 2020	June 30, 2020	March 31, 2020	December 31, 2019
Trust assets under administration and management	$ 1,885,324	$ 1,609,270	$ 1,552,785	$ 1,385,161	$ 1,572,933
Brokerage assets under administration and management	1,009,521	921,688	885,138	816,260	944,002
Mortgage loans serviced for others	$ 485,972	$ 490,170	$ 491,545	$ 503,158	$ 496,802
Employees (full-time equivalent)	894	886	894	898	900

CONSOLIDATED AVERAGE BALANCE SHEETS AND NET INTEREST INCOME (Unaudited)

Three Months Ended

(Dollars in thousands)	December 31, 2020 Balance	Income/ Expense	Yield/ Cost	September 30, 2020 Balance	Income/ Expense	Yield/ Cost	December 31, 2019 Balance	Income/ Expense	Yield/ Cost
Assets									
Short-term investments	$ 79,685	$ 26	0.13 %	$ 97,430	$ 33	0.13 %	$ 64,790	$ (26)	(0.16)%
Investment securities (a)(b)(c)	890,658	2,659	1.19 %	952,495	3,610	1.52 %	1,040,479	6,435	2.47 %
Loans (b)(c)(d):									
Construction	106,181	1,227	4.52 %	105,488	1,179	4.37 %	87,731	1,308	5.83 %
Commercial real estate, other	874,248	8,715	3.90 %	857,830	8,854	4.04 %	833,507	11,349	5.33 %
Commercial and industrial	1,022,086	10,047	3.85 %	1,047,105	8,145	3.04 %	624,939	7,739	4.85 %
Premium finance (e)	109,228	984	3.53 %	92,533	1,871	7.91 %	—	—	— %
Residential real estate (f)	630,755	6,657	4.22 %	661,694	7,870	4.76 %	664,742	7,923	4.77 %
Home equity lines of credit	124,218	1,253	4.01 %	125,351	1,278	4.06 %	133,534	1,872	5.56 %
Consumer, indirect	496,846	5,298	4.24 %	477,962	5,103	4.25 %	420,229	4,555	4.30 %
Consumer, direct	79,835	1,308	6.52 %	82,139	1,332	6.45 %	79,285	1,421	7.11 %
Total loans	3,443,397	35,489	4.06 %	3,450,102	35,632	4.08 %	2,843,967	36,167	5.02 %
Allowance for credit losses (c)	(57,725)			(56,519)			(21,600)		
Net loans	3,385,672			3,393,583			2,822,367		
Total earning assets	4,356,015	38,174	3.46 %	4,443,508	39,275	3.49 %	3,927,636	42,576	4.28 %
Goodwill and other intangible assets	185,093			185,816			178,163		
Other assets	296,870			277,290			244,615		
Total assets	$ 4,837,978			$ 4,906,614			$ 4,350,414		
Liabilities and Equity									
Interest-bearing deposits:									
Savings accounts	$ 610,876	$ 35	0.02 %	$ 589,100	$ 34	0.02 %	$ 523,767	$ 111	0.08 %
Governmental deposit accounts	402,605	555	0.55 %	398,653	511	0.51 %	317,819	824	1.03 %
Interest-bearing demand accounts	676,133	70	0.04 %	671,987	66	0.04 %	631,003	254	0.16 %
Money market deposit accounts	555,188	145	0.10 %	589,078	215	0.15 %	455,595	773	0.67 %
Retail certificates of deposit	455,552	1,295	1.13 %	467,431	1,524	1.30 %	490,163	2,252	1.82 %
Brokered deposits	252,007	818	1.29 %	258,875	319	0.49 %	243,118	1,274	2.08 %
Total interest-bearing deposits	2,952,361	2,918	0.39 %	2,975,124	2,669	0.36 %	2,661,465	5,488	0.82 %
Short-term borrowings	89,473	216	0.96 %	180,358	742	1.64 %	256,887	1,156	1.79 %
Long-term borrowings	110,759	481	1.73 %	111,457	483	1.73 %	83,367	524	2.50 %
Total borrowed funds	200,232	697	1.39 %	291,815	1,225	1.67 %	340,254	1,680	1.96 %
Total interest-bearing liabilities	3,152,593	3,615	0.46 %	3,266,939	3,894	0.47 %	3,001,719	7,168	0.95 %
Non-interest-bearing deposits	1,021,586			970,353			685,147		
Other liabilities	97,507			102,267			72,436		
Total liabilities	4,271,686			4,339,559			3,759,302		
Stockholders' equity	566,292			567,055			591,112		
Total liabilities and stockholders' equity	$ 4,837,978			$ 4,906,614			$ 4,350,414		
Net interest income/spread (b)		$ 34,559	3.00 %		$ 35,381	3.02 %		$ 35,408	3.33 %
Net interest margin (b)			3.13 %			3.14 %			3.56 %

CONSOLIDATED AVERAGE BALANCE SHEETS AND NET INTEREST INCOME (Unaudited) -- (Continued)

| | Year Ended | | | | | |
| | December 31, 2020 | | | December 31, 2019 | | |
(Dollars in thousands)	Balance	Income/ Expense	Yield/ Cost	Balance	Income/ Expense	Yield/ Cost
Assets						
Short-term investments	$ 103,767	$ 343	0.33 %	$ 43,157	$ 919	2.13 %
Investment securities (a)(b)(c)	970,895	17,516	1.80 %	977,358	26,751	2.74 %
Loans (b)(c)(d):						
Construction	107,862	4,883	4.45 %	111,734	6,008	5.30 %
Commercial real estate, other	854,749	36,499	4.20 %	829,581	44,574	5.30 %
Commercial and industrial	925,060	34,458	3.66 %	601,900	31,611	5.18 %
Premium finance	50,687	2,855	5.54 %	—	—	— %
Residential real estate (f)	660,025	31,155	4.72 %	641,053	30,671	4.78 %
Home equity lines of credit	127,454	5,799	4.55 %	132,235	7,715	5.83 %
Consumer, indirect	453,379	19,364	4.27 %	416,768	17,350	4.16 %
Consumer, direct	79,138	5,286	6.68 %	78,838	5,564	7.06 %
Total loans	3,258,354	140,299	4.26 %	2,812,109	143,493	5.06 %
Allowance for credit losses (c)	(47,692)			(21,239)		
Net loans	3,210,662			2,790,870		
Total earning assets	4,285,324	158,158	3.66 %	3,811,385	171,163	4.46 %
Goodwill and other intangible assets	181,526			173,529		
Other assets	272,439			237,568		
Total assets	$ 4,739,289			$ 4,222,482		
Liabilities and Equity						
Interest-bearing deposits:						
Savings accounts	$ 571,676	$ 175	0.03 %	$ 511,112	$ 437	0.09 %
Governmental deposit accounts	375,305	2,226	0.59 %	323,768	3,220	0.99 %
Interest-bearing demand accounts	658,214	455	0.07 %	605,637	1,111	0.18 %
Money market deposit accounts	549,276	1,416	0.26 %	425,207	2,745	0.65 %
Retail certificates of deposit	473,244	6,748	1.43 %	465,381	8,002	1.72 %
Brokered deposit	223,940	2,480	1.11 %	272,553	6,695	2.46 %
Total interest-bearing deposits	2,851,655	13,500	0.47 %	2,603,658	22,210	0.85 %
Short-term borrowings	176,634	2,571	1.46 %	244,799	4,712	1.92 %
Long-term borrowings	116,692	2,110	1.81 %	94,840	2,335	2.46 %
Total borrowed funds	293,326	4,681	1.59 %	339,639	7,047	2.07 %
Total interest-bearing liabilities	3,144,981	18,181	0.58 %	2,943,297	29,257	0.99 %
Non-interest-bearing deposits	924,799			653,082		
Other liabilities	94,123			59,980		
Total liabilities	4,163,903			3,656,359		
Stockholders' equity	575,386			566,123		
Total liabilities and stockholders' equity	$ 4,739,289			$ 4,222,482		
Net interest income/spread (b)		$ 139,977	3.08 %		$ 141,906	3.47 %
Net interest margin (b)			3.24 %			3.69 %

(a) Average balances are based on carrying value.

(b) Interest income and yields are presented on a fully tax-equivalent basis, using a 21% statutory federal corporate income tax rate.

(c) On January 1, 2020, Peoples adopted ASU 2016-13 and adopted the CECL model, which resulted in the establishment of an allowance for credit losses for held-to-maturity investment securities; an increase in loan balances of $2.6 million to establish the allowance for credit losses for purchased credit deteriorated loans; an increase to the allowance for credit losses (which was the "allowance for loan losses" prior to January 1, 2020) of $5.8 million; the addition of a $1.5 million unfunded commitment liability included in accrued expenses and other liabilities; and a reduction to retained earnings of $3.7 million, net of statutory federal corporate income tax.

(d) Average balances include nonaccrual and impaired loans. Interest income includes interest earned and received on nonaccrual loans prior to the loans being placed on nonaccrual status. Loan fees included in interest income were immaterial for all periods presented.

(e) Includes additional amortization of deferred fees associated with premium finance loans that was not recorded in the third quarter 2020.

(f) Loans held for sale are included in the average loan balance listed. Related interest income on loans originated for sale prior to the loan being sold is included in loan interest income.

NON-US GAAP FINANCIAL MEASURES (Unaudited)

The following non-US GAAP financial measures used by Peoples provide information useful to investors in understanding Peoples' operating performance and trends, and facilitate comparisons with the performance of Peoples' peers. The following tables summarize the non-US GAAP financial measures derived from amounts reported in Peoples' consolidated financial statements:

| | Three Months Ended | | | Year Ended | |
| | December 31, | September 30, | December 31, | December 31, | |
(Dollars in thousands)	2020	2020	2019	2020	2019
Core non-interest expense:					
Total non-interest expense	$ 33,250	$ 34,315	$ 33,521	$ 133,695	$ 137,250
Less: acquisition-related expenses	77	335	65	489	7,287
Less: pension settlement charges	4	531	—	1,054	—
Less: severance expenses	771	192	270	1,055	270
Less: COVID-19 related expenses	126	148	—	1,332	—
Core non-interest expense	$ 32,272	$ 33,109	$ 33,186	$ 129,765	$ 129,693

| | Three Months Ended | | | Year Ended | |
| | December 31, | September 30, | December 31, | December 31, | |
(Dollars in thousands)	2020	2020	2019	2020	2019
Efficiency ratio:					
Total non-interest expense	$ 33,250	$ 34,315	$ 33,521	$ 133,695	$ 137,250
Less: amortization of other intangible assets	909	857	888	3,223	3,359
Adjusted total non-interest expense	32,341	33,458	32,633	130,472	133,891
Total non-interest income	16,501	16,770	17,163	63,672	64,274
Less: net gain on investment securities	—	2	94	655	164
Add: net loss on investment securities	(751)	—	—	(1,023)	—
Add: net loss on asset disposals and other transactions	(53)	(28)	(229)	(290)	(782)
Total non-interest income, excluding net gains and losses	17,305	16,796	17,298	64,330	64,892
Net interest income	34,308	35,119	35,121	138,923	140,838
Add: fully tax-equivalent adjustment (a)	251	262	287	1,054	1,068
Net interest income on a fully tax-equivalent basis	34,559	35,381	35,408	139,977	141,906
Adjusted revenue	$ 51,864	$ 52,177	$ 52,706	$ 204,307	$ 206,798
Efficiency ratio	62.36 %	64.12 %	61.92 %	63.86 %	64.74 %
Efficiency ratio adjusted for non-core items:					
Core non-interest expense	$ 32,272	$ 33,109	$ 33,186	$ 129,765	$ 129,693
Less: amortization of other intangible assets	909	857	888	3,223	3,359
Adjusted core non-interest expense	31,363	32,252	32,298	126,542	126,334
Adjusted revenue	$ 51,864	$ 52,177	$ 52,706	$ 204,307	$ 206,798
Efficiency ratio adjusted for non-core items	60.47 %	61.81 %	61.28 %	61.94 %	61.09 %

(a) Tax effect is calculated using a 21% statutory federal corporate income tax rate.

NON-US GAAP FINANCIAL MEASURES (Unaudited) -- (Continued)

(Dollars in thousands, except per share data)	At or For the Three Months Ended December 31, 2020	September 30, 2020	June 30, 2020	March 31, 2020	December 31, 2019
Tangible equity:					
Total stockholders' equity	$ 575,673	$ 566,856	$ 569,177	$ 583,721	$ 594,393
Less: goodwill and other intangible assets	184,597	185,397	176,625	177,447	177,503
Tangible equity	$ 391,076	$ 381,459	$ 392,552	$ 406,274	$ 416,890
Tangible assets:					
Total assets	$ 4,760,764	$ 4,911,807	$ 4,985,819	$ 4,469,120	$ 4,354,165
Less: goodwill and other intangible assets	184,597	185,397	176,625	177,447	177,503
Tangible assets	$ 4,576,167	$ 4,726,410	$ 4,809,194	$ 4,291,673	$ 4,176,662
Tangible book value per common share:					
Tangible equity	$ 391,076	$ 381,459	$ 392,552	$ 406,274	$ 416,890
Common shares outstanding	19,563,979	19,721,783	19,925,083	20,346,843	20,698,941
Tangible book value per common share	$ 19.99	$ 19.34	$ 19.70	$ 19.97	$ 20.14
Tangible equity to tangible assets ratio:					
Tangible equity	$ 391,076	$ 381,459	$ 392,552	$ 406,274	$ 416,890
Tangible assets	$ 4,576,167	$ 4,726,410	$ 4,809,194	$ 4,291,673	$ 4,176,662
Tangible equity to tangible assets	8.55 %	8.07 %	8.16 %	9.47 %	9.98 %

(Dollars in thousands)	Three Months Ended December 31, 2020	September 30, 2020	December 31, 2019	Year Ended December 31, 2020	2019
Pre-provision net revenue:					
Income before income taxes	$ 24,836	$ 12,846	$ 17,627	$ 42,646	$ 65,358
Add: provision for credit losses	—	4,728	1,136	26,254	2,504
Add: loss on OREO	119	—	44	120	98
Add: loss on investment securities	751	—	—	368	—
Add: loss on other assets	—	43	188	170	692
Less: recovery for credit losses	7,277	—	—	—	—
Less: gain on OREO	—	15	—	—	—
Less: gain on investment securities	—	2	94	—	164
Less: gain on other assets	66	—	3	—	8
Pre-provision net revenue	$ 18,363	$ 17,600	$ 18,898	$ 69,558	$ 68,480
Total average assets	4,837,978	4,906,614	4,350,414	4,739,289	4,222,482
Pre-provision net revenue to total average assets (annualized)	1.51 %	1.43 %	1.72 %	1.47 %	1.62 %
Weighted-average common shares outstanding – diluted	19,442,284	19,637,689	20,599,127	19,843,806	20,273,725
Pre-provision net revenue per common share – diluted	$ 0.94	$ 0.90	$ 0.91	$ 3.49	$ 3.36

(a) On January 1, 2020, Peoples adopted ASU 2016-13 and adopted the CECL model. Prior to the adoption of CECL, the provision for (recovery of) credit losses was the "provision for (recovery of) loan losses." The provision for credit losses includes changes related to the allowance for credit losses on loans, which includes purchased credit deteriorated loans, held-to-maturity investment securities, and the unfunded commitment liability.

| | Three Months Ended | | | Year Ended | |
| | December 31, | September 30, | December 31, | December 31, | |
(Dollars in thousands)	2020	2020	2019	2020	2019
Annualized net income adjusted for non-core items:					
Net income	$ 20,573	$ 10,210	$ 14,860	$ 34,767	$ 53,695
Add: net loss on investment securities	751	—	—	368	—
Less: tax effect of loss on investment securities (a)	158	—	—	77	—
Less: net gain on investment securities	—	2	94	—	164
Add: tax effect of net gain on investment securities (a)	—	—	20	—	34
Add: net loss on asset disposals and other transactions	53	28	229	290	782
Less: tax effect of net loss on asset disposals and other transactions (a)	11	6	48	61	164
Add: acquisition-related costs	77	1,305	65	1,459	7,530
Less: tax effect of acquisition-related costs (a)	16	274	14	306	1,581
Add: severance expenses	771	192	140	1,055	270
Less: tax effect of severance expenses (a)	162	40	29	222	57
Add: pension settlement charges	4	531	—	1,054	—
Less: tax effect of pension settlement charges (a)	1	112	—	221	—
Add: COVID-19-related expenses	126	148	—	1,332	—
Less: tax effect of COVID-19-related expenses (a)	26	31	—	280	—
Net income adjusted for non-core items	$ 21,981	$ 11,949	$ 15,129	$ 39,158	$ 60,345
Days in the period	92	92	92	366	365
Days in the year	366	366	365	366	365
Annualized net income	$ 81,845	$ 40,618	$ 58,955	$ 34,767	$ 53,695
Annualized net income adjusted for non-core items	$ 87,446	$ 47,536	$ 60,023	$ 39,158	$ 60,345
Return on average assets:					
Annualized net income	$ 81,845	$ 40,618	$ 58,955	$ 34,767	$ 53,695
Total average assets	$ 4,837,978	$ 4,906,614	$ 4,350,414	$4,739,289	$4,222,482
Return on average assets	1.69 %	0.83 %	1.36 %	0.73 %	1.27 %
Return on average assets adjusted for non-core items:					
Annualized net income adjusted for non-core items	$ 87,446	$ 47,536	$ 60,023	$ 39,158	$ 60,345
Total average assets	$ 4,837,978	$ 4,906,614	$ 4,350,414	$4,739,289	$4,222,482
Return on average assets adjusted for non-core items	1.81 %	0.97 %	1.38 %	0.83 %	1.43 %

(a) Tax effect is calculated using a 21% statutory federal corporate income tax rate.

NON-US GAAP FINANCIAL MEASURES (Unaudited) -- (Continued)

(Dollars in thousands)	For the Three Months Ended December 31, 2020	For the Three Months Ended September 30, 2020	For the Three Months Ended December 31, 2019	For the Year Ended December 31, 2020	For the Year Ended December 31, 2019
Annualized net income excluding amortization of other intangible assets:					
Net income	$ 20,573	$ 10,210	$ 14,860	$ 34,767	$ 53,695
Add: amortization of other intangible assets	909	857	888	3,223	3,359
Less: tax effect of amortization of other intangible assets (a)	191	180	186	677	705
Net income excluding amortization of other intangible assets	$ 21,291	$ 10,887	$ 15,562	$ 37,313	$ 56,349
Days in the period	92	92	92	366	365
Days in the year	366	366	365	366	365
Annualized net income	$ 81,845	$ 40,618	$ 58,955	$ 34,767	$ 53,695
Annualized net income excluding amortization of other intangible assets	$ 84,701	$ 43,311	$ 61,741	$ 37,313	$ 56,349
Average tangible equity:					
Total average stockholders' equity	$ 566,292	$ 567,055	$ 591,112	$ 575,386	$ 566,123
Less: average goodwill and other intangible assets	185,093	185,816	178,163	181,526	173,529
Average tangible equity	$ 381,199	$ 381,239	$ 412,949	$ 393,860	$ 392,594
Return on average stockholders' equity ratio:					
Annualized net income	$ 81,845	$ 40,618	$ 58,955	$ 34,767	$ 53,695
Average stockholders' equity	$ 566,292	$ 567,055	$ 591,112	$ 575,386	$ 566,123
Return on average stockholders' equity	14.45 %	7.16 %	9.97 %	6.04 %	9.48 %
Return on average tangible equity ratio:					
Annualized net income excluding amortization of other intangible assets	$ 84,701	$ 43,311	$ 61,741	$ 37,313	$ 56,349
Average tangible equity	$ 381,199	$ 381,239	$ 412,949	$ 393,860	$ 392,594
Return on average tangible equity	22.22 %	11.36 %	14.95 %	9.47 %	14.35 %

(a) Tax effect is calculated using a 21% statutory federal corporate income tax rate.

END OF RELEASE